UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2013

Commission File Number: 001-31368

SANOFI

(Translation of registrant’s name into English)

54, rue La Boétie, 75008 Paris, FRANCE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-

In June 2013, Sanofi issued the statements attached hereto as Exhibit 99.1 to 99.6 which are incorporated herein by reference.

Exhibit List

Exhibit No.	Description

Exhibit 99.1	Press release dated June 28, 2013: Genzyme Receives Positive CHMP Opinion for LEMTRADA™ (alemtuzumab) in Europe

Exhibit 99.2	Press release dated June 28, 2013: Lyxumia® is first diabetes therapy of its class approved in Japan for use in combination with basal insulin

Exhibit 99.3	Press release dated June 22, 2013: Sanofi Announces Positive Phase 3 Results for Investigational New Insulin U300

Exhibit 99.4	Press release dated June 18, 2013: Sanofi to present new clinical data, including results from the investigational new insulin U300, at the American Diabetes Association 73rd Scientific Sessions

Exhibit 99.5	Press release dated June 10, 2013: New Four-Strain Influenza Vaccine from Sanofi Pasteur Now Licensed By FDA for Broad Age Range of Children and Adults

Exhibit 99.6	Press release dated June 05, 2013: ORIGIN Results on Lantus® Cardiovascular Safety Integrated Into European Union Product Label

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 10, 2013	SANOFI

	By	/S/ John Felitti
		Name:	John Felitti
		Title:	Associate Vice President,
Corporate Law, Financial & Securities Law

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Press release dated June 28, 2013: Genzyme Receives Positive CHMP Opinion for LEMTRADA™ (alemtuzumab) in Europe

Exhibit 99.2	Press release dated June 28, 2013: Lyxumia® is first diabetes therapy of its class approved in Japan for use in combination with basal insulin

Exhibit 99.3	Press release dated June 22, 2013: Sanofi Announces Positive Phase 3 Results for Investigational New Insulin U300

Exhibit 99.4	Press release dated June 18, 2013: Sanofi to present new clinical data, including results from the investigational new insulin U300, at the American Diabetes Association 73rd Scientific Sessions

Exhibit 99.5	Press release dated June 10, 2013: New Four-Strain Influenza Vaccine from Sanofi Pasteur Now Licensed By FDA for Broad Age Range of Children and Adults

Exhibit 99.6	Press release dated June 05, 2013: ORIGIN Results on Lantus® Cardiovascular Safety Integrated Into European Union Product Label